EXHIBIT 12.1

C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2006	Year Ended December 31,
		2005	2004	2003	2002	2001
Earnings before taxes	$319,200	$449,600	$414,200	$223,200	$211,000	$204,900
Add (Deduct):
Fixed charges	17,000	17,300	17,700	17,900	17,400	19,100
Undistributed earnings of less than 50% owned companies carried at equity	(1,000)	(3,600)	(2,400)	(2,000)	(1,100)	(2,000)

Earnings available for fixed charges	$335,200	$463,300	$429,500	$239,100	$227,300	$222,000

Fixed charges:
Interest, including amounts capitalized	$13,200	$12,200	$12,700	$12,500	$12,600	$14,200
Proportion of rent expense deemed to represent interest factor	3,800	5,100	5,000	5,400	4,800	4,900

Fixed charges	$17,000	$17,300	$17,700	$17,900	$17,400	$19,100

Ratio of earnings to fixed charges	19.72	26.78	24.27	13.36	13.06	11.62